Exhibit 99

Qualifications of Dominion Energy Questar Reservoir Engineer

Alexander Moyes Qualifications

Professional Experience

•	Manager Geoscience and Engineering – Wexpro Company

•	Mange the mid-year and end of year reserve evaluation

•	Coordinate and supervise reservoir and geologic field studies

•	Responsible for the planning and development of Wexpro’s operated fields

•	Conduct acquisition analysis and ensure integration of acquired properties into Wexpro’s portfolio

•	Responsible for completions and production optimization

•	Seven years’ experience with Wexpro in geoscience and engineering

•	Four years’ prior experience with US Geological Survey and major exploration and production companies

Education

•	Bachelor of Science Degree in Geoscience from University of Utah

•	Master of Science Degree in Geology from University of Utah

•	Master of Business Administration Degree from University of Utah

Professional Affiliations

•	Member of American Association of Petroleum Geologists